UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NET2PHONE, INC.

(Name of Subject Company (Issuer))

NTOP ACQUISITION, INC.

IDT CORPORATION

HOWARD S. JONAS

JAMES A. COURTER

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64108N10

(CUSIP Number of Class of Securities)

Ira A. Greenstein

President

IDT Corporation

520 Broad Street

Newark, New Jersey 07102

(973) 438-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Joyce Mason, Esq. General Counsel IDT Corporation 520 Broad Street Newark, New Jersey 07102 (973) 438-1000	Abbe L. Dienstag, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 (212) 715-9100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$94,605,978.90	$10,122.84

*	Estimated solely for purposes of calculating the amount of the filing fee. This calculation assumes the purchase of 46,149,258 shares of the common stock, par value $0.01 per share (the “Shares”), of Net2Phone, Inc. (“Net2Phone”), including Shares issuable upon exercise of vested stock options and upon conversion of shares of the class A common stock, par value $0.01 per share (“Class A Common Stock”), of Net2Phone, at a price per Share of $2.05 in cash. Such number of Shares represents 48,890,306 Shares outstanding and Shares issuable upon exercise of vested stock options and upon conversion of the shares of Class A Common Stock, in each case not already beneficially owned by IDT Corporation (“IDT”), as of November 1, 2005, less the 2,773,798 Shares already beneficially owned by IDT. The amount of the filing fee, calculated in accordance with Rule 0–11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2005 equals $107.00 per $1,000,000.00 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,863.54

Form or Registration Number: Schedule TO/13E-3 (SEC File No. 005-56655)

Filing Parties: NTOP Acquisition, Inc. and IDT Corporation.

Date Filed: November 10, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Amendment No. 4 to Schedule TO

This Amendment No. 4 (this “Amendment No. 4”) is being filed by the filing persons listed on the cover page hereof and amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the “Initial Schedule TO”) initially filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2005 by NTOP Acquisition, Inc., a Delaware corporation (“NTOP Acquisition”), and IDT Corporation, a Delaware corporation (“IDT”), as amended by Amendment No. 1 filed with the SEC on November 23, 2005, Amendment No. 2 filed with the SEC on November 30, 2005, and Amendment No. 3 filed with the SEC on December 13, 2005 (the Initial Schedule TO, as so amended, is referred to as the “Schedule TO”). This Amendment No. 4 relates to the tender offer by NTOP Acquisition, a wholly-owned subsidiary of IDT, to purchase all of the outstanding shares of the common stock, par value $0.01 per share, of Net2Phone, Inc., a Delaware corporation (“Net2Phone”), not otherwise beneficially owned by IDT (the “Shares”), at a purchase price of $2.05 net per Share in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 10, 2005 and revised November 29, 2005 and December 13, 2005 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(i) to Amendment No. 3, and the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(ii) to the Initial Schedule TO.

The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to items 1 through 11 and 13 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEMS 1, 4 AND 6.

Items 1, 4 and 6 are hereby amended and supplemented by adding the following thereto:

“On December 20, 2005, IDT Corporation issued a press release announcing that it will waive the 90% condition to the Offer. The full text of the press release is set forth as Exhibit (a)(1)(xiii) hereto and is incorporated herein by reference.”

ITEMS 1 AND 5.

Items 1 and 5 are hereby amended by deleting in its entirety the clause “Mr. Courter owns 26,584 Shares and exercisable options to purchase an additional 54,720 Shares” under the captions “Summary Term Sheet,” “Introduction” and “Special Factors – Section 1. Background of the Offer” of the Offer to Purchase and replacing it with the following:

“Mr. Courter owns 56,584 Shares and exercisable options to purchase an additional 54,720 Shares.”

ITEMS 6, 7 AND 8.

Items 6, 7 and 8 are hereby amended and supplemented by adding the following thereto.

“Because we are no longer conditioning the Offer on our beneficially owning 90% of the Shares upon consummation of the Offer, it is possible that we will consummate the Offer but will not be able to effect a short-form merger immediately following consummation. We remain committed, however, to acquiring all common stock of Net2Phone owned by the unaffiliated stockholders at the Offer Price as soon as practicable. This could take some time, however, and we could face obstacles in our efforts to do so. For example, IDT does not control the Net2Phone Board, which is staggered. While we could act as a stockholder of Net2Phone and eliminate the provision in Net2Phone’s bylaws that requires a majority of Net2Phone’s disinterested directors to approve a merger with IDT, this may be insufficient as a majority of the Net2Phone Board could still oppose such a merger and it could take time before we could elect a majority of directors whom we believe would be in favor of such a merger (subject to the exercise of their fiduciary duties). Also, the settlement that we have negotiated with the plaintiffs in the pending stockholder litigation only applies to the Offer and a short-form merger and would not apply to a long-form merger. In any of these circumstances, we will explore all options available for the purpose of consummating the backend merger and may in the future pursue options that are different than or in addition to those set forth in the Offer to Purchase in order to effect the Merger. However, at the present time we are not considering any options other than those set forth in the Offer to Purchase.

We continue to believe that the Offer is fair, both to those unaffiliated stockholders who tender their Shares in the Offer and to those unaffiliated stockholders who do not tender their Shares, even if the Offer is consummated without the 90% condition being satisfied. In addition to the factors set forth in “Special Factors – Section 3. Position of IDT, NTOP Acquisition and the Individual 13e-3 Affiliates Regarding the Fairness of the Offer and the Merger,” we note that stockholders who do tender their Shares in the Offer will avoid the delay and uncertainty that might be occasioned in connection with the backend merger. Stockholders who do not tender their Shares in the Offer will be subject to this delay and uncertainty but will have had the opportunity to have tendered in the Offer.”

ITEM 11.

Item 11 is hereby amended by deleting in its entirety the third line in the table set forth under the caption “The Offer – Section 9. Security Ownership of Certain Beneficial Owners” of the Offer to Purchase and replacing it with the following:

“James A. Courter†§	31,781,852	40.33%”

Item 11 is hereby amended by deleting in its entirety the last sentence in footnote (3) of such table and replacing it with the following:

“Also includes 56,584 shares of Common Stock held of record and 54,720 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days.”

ITEM 12.

The information incorporated by reference into Item 12(a) of the Schedule TO is hereby amended and supplemented as follows:

1.	The following is hereby inserted after Exhibit (a)(1)(xii):

“(a)(1)(xiii) Press Release issued by IDT Corporation, dated December 20, 2005.”

1

SIGNATURES

After due inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this statement is true, complete and correct.

NTOP ACQUISITION, INC.

By:	/s/ Ira A. Greenstein
Name:	Ira A. Greenstein
Title:	President

IDT CORPORATION

By:	/s/ Ira A. Greenstein
Name:	Ira A. Greenstein
Title:	President

HOWARD S. JONAS

By:	/s/ Howard S. Jonas

JAMES A. COURTER

By:	/s/ James A. Courter

Date: December 20, 2005

EXHIBIT INDEX

Exhibit	Description

(a)(1)(xiii)	Press Release issued by IDT Corporation, dated December 20, 2005.